QTS REALTY TRUST, INC.

12851 Foster Street

Overland Park, Kansas 66213

October 4, 2013

VIA EDGAR AND ELECTRONIC MAIL

Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Tom Kluck

Re:	QTS Realty Trust, Inc.
Registration Statement on Form S-11 (File No. 333-190675)
Request for Acceleration of Effective Date

Dear Mr. Kluck:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, QTS Realty Trust, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date and time of the above-referenced Registration Statement on Form S-11 (the “Registration Statement”) and declare the Registration Statement effective as of 4:00 p.m., Eastern time, on October 8, 2013, or as soon thereafter as practicable. The Company also requests that the Commission confirm such effective date and time in writing. By separate letter, the managing underwriters of the proposed offering are joining in the Company’s request for acceleration of effectiveness of the Registration Statement.

In connection with this request for acceleration, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

Very truly yours,

QTS Realty Trust

/s/ Shirley E. Goza
By:	Shirley E. Goza
Title:	Secretary and General Counsel